Contact

www.linkedin.com/in/timjfulton
(LinkedIn)
www.ramperinnovations.com
(Company)

Top Skills

Ground Handling

Product Design

Baggage Handling Systems

Honors-Awards

Legend Award

Safety, Environmental, Customer
Service and Innovation Awards

Tim Fulton

CEO / Founder of Ramper Innovations --- Reducing cost, time, and
Injuries of ground handling operations
Sitka, Alaska, United States

Summary

I'm passionate about improving ramp operations: developing
solutions to the challenging problems of loading and unloading
aircraft, especially those helping ramp agents work faster, easier and
with less risk.

For the past two decades, I've been finding answers to these tough
issues. It's the reason I founded Ramper Innovations. Our products
range from equipment for specific challenges of specialty cargo such
as fish boxes and bypass mail to the efficiency, safety and cost-
related problems of loading baggage and commodities into narrow-
bodied aircraft. That is the focus of TISABAS, the newest Ramper
product. It is a compact motorized folding conveyor system that goes
into the aircraft belly and mechanically moves baggage, eliminating
the need to throw heavy luggage, mail and freight the length of the
aircraft

Why am I so committed to under-the-wing operations? First-hand
experience along with the knowledge there must be a better way.
For over 38 years, I worked as a ramp agent for a major airline. This
gave me unique insight into the challenges of the ground service
environment and new avenues to solve those problems. In fact,
after loading millions of pounds of commercial fish into aircraft bellies
myself, you can bet I was aching for a better way.

With extensive experience in the industry, combined with my
background in developing new products, I set out to find solutions to
loading's most difficult issues: on-the-job injuries, speed of loading,
damage claims, workman's comp costs, on-time departures, among
others.

Today I'm enthused to lead Ramper, a company devoted to
designing new types of equipment to make aircraft loading safer,
easier and more efficient. Our affordable products are changing the

way ground service has operated, making the job of aircraft loading safer, easier and more efficient.

If you share my passion for improving ramp operations, I invite you to connect. Let's have a conversation about loading and unloading at your operation.

———

Experience

Ramper Innovations Inc.
9 years 6 months

CEO / Founder Ramper Innovations
April 2014 - Present (9 years 6 months)
Sitka, Alaska, United States

Founder / CEO
April 2014 - April 2014 (1 month)
North America • International

Alaska Airlines
Ramp Lead
October 1977 - April 2016 (38 years 7 months)
Sitka Alaska

———